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                                  UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                                    FORM 6-K

                        REPORT OF FOREIGN PRIVATE ISSUER
                       PURSUANT TO RULE 13a-16a OR 15d-16
                     OF THE SECURITIES EXCHANGE ACT OF 1934




For the Month of January, 2002

ALTAREX CORP.
(Exact name of Registrant as specified in its charter)

610 LINCOLN STREET
WALTHAM, MA, USA 02451
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F   X       Form 40-F
          -----                -----

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes            No    X
     -----         -----

     On January 9, 2002, AltaRex Corp. (the "Company"), a developer of foreign antibodies that activate the immune system to treat cancer, announced that its contract manufacturer has successfully filled and lyophilized into vials the first lot of cell-culture-manufactured OvaRex(R) antibody for use in the Company's planned human pharmacokinetic study. As a result, the Company expects in the near future to file an amendment to its Investigational New Drug submission for OvaRex(R) MAb with the United States Food and Drug Administration ("FDA") and to commence the trial roughly one month thereafter.

     The pharmacokinetic trial will be conducted in 24 patients in the United States and Canada. This trial is expected to be completed in the second quarter of this year. Upon completion, the results of this trial will be submitted to the FDA as part of the Company's Biologics License Application ("BLA") for regulatory approval of OvaRex(R) MAb. The Company is in the process of analyzing the results of several Phase II clinical trials of OvaRex(R) MAb, including a primary analysis of its lead pivotal trial (phase IIb) in 345 patients which has been delayed by various issues principally stemming from data collection and validation by the Company's external vendors.


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     As disclosed in connection with its recently completed C$12.6 million
Special Unit Offering, the Company has sufficient cash, cash equivalents and short-term investments to fund its operations through the first quarter of 2002. In order to complete the clinical, manufacturing and regulatory activities associated with the filing of a BLA, the Company will be required to raise additional funding through public or private equity or debt financing as market conditions permit or through strategic relationships with pharmaceutical or biotechnology companies.

                      FORWARD-LOOKING STATEMENT DISCLOSURE

     This Report on Form 6-K contains forward-looking statements that involve risks and uncertainties, which may cause actual results to differ materially from the statements made. For this purpose, any statements that are contained herein that are not statements of historical fact may be deemed to be forward-looking statements. Without limiting the foregoing, the words "believes," "anticipates," "plans," "intends," "expects" and similar expressions are intended to identify forward-looking statements. Such risks and uncertainties include, but are not limited to our need for capital and the risk that the Company can not raise funds on a timely basis on satisfactory terms or at all, changing market conditions, uncertainties regarding the timely and successful completion of clinical trials, patient enrollment rates, uncertainty of preclinical, retrospective, early and interim clinical trial results, which may not be indicative of results that will be obtained in ongoing or future clinical trials, whether the Company will file for regulatory approval on a timely basis, uncertainties as to when, if at all, the FDA will approve the Company's regulatory filings for its products, the need to establish and scale-up manufacturing processes beyond the levels described in this release, the need to obtain and maintain corporate alliances, uncertainty as to the timely development and market acceptance of the Company's products, uncertainty as to whether patents will issue from pending patent applications and, if issued, as to whether such patents will be sufficiently broad to protect the Company's technology, and other risks detailed from time-to-time in the Company's filings with the United States Securities and Exchange Commission and Canadian securities authorities. The Company does not assume any obligation to update any forward-looking statement.



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     Pursuant to the requirements of the Securities Exchange Act of 1934, the
Company has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

                                      ALTAREX CORP.

                                      By:     /s/  Edward M. Fitzgerald
                                        --------------------------------------


                                      Name:   Edward M. Fitzgerald


                                      Title:  Senior Vice President and
                                              Chief Financial Officer

                                      Date:   January 10, 2002